December 7, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re.: **Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission**

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 7.12.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Adesh Gupta
Whole time Director & CFO

Enc : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

December 7, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Re: Board Meeting of the Company held on 7th December, 2006

We wish to inform you that at a meeting of the Board of Directors of Aditya Birla Nuvo Limited (the "**Company**") held today, the Board considered and approved formulating an Employee Stock Option Scheme -2006 ("**ESOS – 2006**") for granting options to eligible employees of the Company and its subsidiary(ies) and constituted a Compensation Committee with the title "ESOS Compensation Committee" for the purposes of implementing, administering and supervising the ESOS – 2006 in accordance with the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines,1999.

Accordingly, subject to the requisite approval of the shareholders, the Board also granted its approval under section 81(1A) of the Companies Act, 1956 and other applicable provisions for granting, offering and issuing in one or more tranches, to such eligible employees of the Company or its subsidiary(ies) as may be decided by the ESOS Compensation Committee not more than 4,75,000 equity shares of the Company being 0.57 % of the paid-up equity share capital of the Company on the terms and conditions as mentioned in the ESOS – 2006 to be formulated.

This is for your information, please.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd**

Adesh Gupta
Whole time Director & CFO

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com